Exhibit 99.2

ITAMR MEDICAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Joseph Tenne and Mr. Yaniv Hod, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), of Itamar Medical Ltd. (the "Company" or "Itamar"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Special General Meeting of Shareholders of the Company to be held on March 18, 2020 at 04:00 p.m. (IL time) at the offices of the Company, 9 Halamish Street, Caesarea 3088900, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Special General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY IS TO BE USED BY HOLDERS OF ORDINARY SHARES OF THE COMPANY. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSALS 1-4. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS
OF
ITAMAR MEDICAL LTD.

(THE “COMPANY”)

MARCH 18, 2020

➢	Please sign, date and mail your proxy card in the envelope provided as soon as possible.
➢	Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” FOR PROPOSALS 1-4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

1.	To approve amendments to the Company’s Compensation Policy and to approve and ratify the purchase of directors’ and officers’ liability insurance policy.

☐ FOR	☐ AGAINST	☐ ABSTAIN

1A.         Please confirm that you DO NOT have a “personal interest” in Proposal 1 by checking the “YES” box. If you cannot confirm that you do not have a personal interest in Proposal 1, check the “NO” box. As described under the heading “Required Vote” in Item 1 of the Proxy Statement, “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in the Company. THIS ITEM MUST BE COMPLETED. See also Important Instruction below.

☐ YES – I do not have a "personal interest".

☐ NO – I do have a "personal interest".

2.	To clarify the Company’s equity-based award policy for non-employee directors, including external directors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2A.         Please confirm that you DO NOT have a “personal interest” in Proposal 2 by checking the “YES” box. If you cannot confirm that you do not have a personal interest in Proposal 2, check the “NO” box. As described under the heading “Required Vote” in Item 2 of the Proxy Statement, “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in the Company. THIS ITEM MUST BE COMPLETED. See also Important Instruction below.

☐ YES – I do not have a "personal interest".

☐ NO – I do have a "personal interest".

3.	To approve the grant to the Company’s President and Chief Executive Officer of (i) performance-based stock options and performance-based RSUs in exchange for a waiver of certain prior grants and (ii) service stock options.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3A.         Please confirm that you DO NOT have a “personal interest” in Proposal 3 by checking the “YES” box. If you cannot confirm that you do not have a personal interest in Proposal 3, check the “NO” box. As described under the heading “Required Vote” in Item 3 of the Proxy Statement, “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in the Company. THIS ITEM MUST BE COMPLETED. See also Important Instruction below.

☐ YES – I do not have a "personal interest".

☐ NO – I do have a "personal interest".

4.	To approve a special bonus to the Company’s President and Chief Executive Officer.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4A.         Please confirm that you DO NOT have a “personal interest” in Proposal 4 by checking the “YES” box. If you cannot confirm that you do not have a personal interest in Proposal 4, check the “NO” box. As described under the heading “Required Vote” in Item 4 of the Proxy Statement, “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in the Company. THIS ITEM MUST BE COMPLETED. See also Important Instruction below.

☐ YES – I do not have a "personal interest".

☐ NO – I do have a "personal interest".

IMPORTANT INSTRUCTION (PERSONAL INTEREST): If you do not mark the box in Items 1A, 2A, 3A, or 4A, your vote will not be counted towards Item 1, 2, 3, or 4, respectively. If you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel and Company Secretary at telephone number: +972-4-6177203; fax number: +972-4-6275598; or email Fnoa@Itmar-medical.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's General Counsel and Company Secretary on your behalf.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder __________________________	Date _____________, 2020

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.